PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 06-129US June 30, 2006

Platinum Group Metals Prices $10 Million Brokered Private Placement

Vancouver, BC June 30, 2006 – Platinum Group Metals Ltd. (TSX:PTM) reports that the Company has reached an agreement with lead agent and co-agent to price its brokered private placement announced on June 26, 2006.  The Company has agreed to place 5.6 million units at a price of Cdn $1.80 per unit for gross proceeds of $10,080,000.  Each unit will consist of one common share and one half of one common share purchase warrant.  Each full warrant will be exercisable at a price of Cdn $2.10 for one additional common share of the Company until March 31, 2007.  Closing is expected to occur on or near July 13, 2006, subject to regulatory approval and customary closing conditions. The Company will pay the selling agents a cash fee on closing equal to 7.0% of the gross proceeds from the offering. The securities issued by way of this placement will be subject to a four-month hold period.

Net proceeds will fund the Company’s pro-rata share of pre-feasibility and bankable feasibility engineering work, resource expansion and definition drilling on the Western Bushveld Joint Venture and provide the Company with a stronger working capital position.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent an exemption from the registration requirements of such Act.

About Platinum Group Metals Ltd. - (www.platinumgroupmetals.net):

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbour rules.

This press release contains forward looking statements within the meaning of applicable Canadian and U.S. securities regulation, including statements regarding the anticipated financing, the use of proceeds thereof, and anticipated developments on the company’s properties.   Forward looking statements reflect the current beliefs and expectations of management.  Actual results may differ significantly.  The achievement of the results expressed in forward looking statements is subject to a number of risks, including those described in the company’s annual information form as filed with the Canadian securities regulators and the company’s Form 20-F annual report as filed with the United States Securities and Exchange Commission, which are available at www.sedar.com and www.sec.gov, respectively.  Investors are cautioned not to place undue reliance upon forward looking statements.